MATRIXSITES, INC.

Software Development and Backend Design

October 30, 2018

Securities and Exchange Commission
Washington, D.C. 20549

To Whom It May Concern:

Please let this be my attestation that in accordance with the **Acquisition and Purchase Agreement dated as of October 31, 2017 by and between TPT Global Tech, Inc. and Matrixsites Inc. and Its Owners** ("Agreement"), I consider all covenants, conditions and obligations within the Agreement to have been performed or complied with by both parties and that the closing occurred on October 31, 2017 and included the deliverance of consideration identified under Section 1.01 of the Agreement and consider myself the rightful owner of said consideration.

Steve Caudle
President of Matrixsites Inc.